EXACTTARGET, INC.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

March 19, 2012

Via Edgar

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	ExactTarget, Inc.

Registration Statement on Form S-1 (File No. 333-178147)

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ExactTarget, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on March 21, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide oral notice of the effectiveness of the Registration Statement to Anne Benedict of Gibson, Dunn & Crutcher LLP at (202) 955-8654. If you have any questions with respect to the foregoing, please contact Anne Benedict at the number above.

Sincerely,

EXACTTARGET, INC.

/s/ Scott D. Dorsey

Scott D. Dorsey Chief Executive Officer

cc:	Anne Benedict, Gibson, Dunn & Crutcher LLP

Steven K. Humke, Ice Miller LLP

J. Robert Suffoletta, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

Matthew Crispino, Securities and Exchange Commission

[Acceleration Request Letter]